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                                          Filed by:  Transocean Sedco Forex Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and
                                         deemed filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934

                                    Filing Company:  Transocean Sedco Forex Inc.
                                                 Commission File No.:  333-75899

                                        Subject Company:  R&B Falcon Corporation
                                                 Commission File No.:  001-13729


[TRANSOCEAN SEDCOFOREX LOGO]                                   [R&B FALCON LOGO]

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Transocean Sedco Forex Inc.
  Analyst Contact                 Jeffrey L. Chastain              PRESS RELEASE
                                  713 232 7551
Transocean Sedco Forex Inc.
  Media Contact:                  Guy A. Cantwell   FOR RELEASE: October 6, 2000
                                  713 232 7647
R&B Falcon Corporation Contact:   Charles R. Ofner
                                  281 496 5000

              TRANSOCEAN SEDCO FOREX AND R&B FALCON RECEIVE SECOND
               REQUEST FOR INFORMATION FROM DEPARTMENT OF JUSTICE

         HOUSTON--Transocean Sedco Forex Inc. (NYSE: RIG) and R&B Falcon Corporation (NYSE: FLC) today jointly announced that both companies have received a second request for information and documentary materials from the Department of Justice (DOJ) pertaining to the previously announced acquisition of R&B Falcon by Transocean Sedco Forex. The information request was received pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976 and is intended to assist the DOJ in completing its competitive analysis of the proposed merger.

         Both Transocean Sedco Forex and R&B Falcon intend to respond promptly to the information request, which has the effect of extending the waiting period under antitrust law by 20 calendar days following both companies' compliance with the request. The companies do not expect that there will be any delay to the anticipated first quarter 2001 closing of the transaction as a result of the second request.

         On August 21, 2000, Transocean Sedco Forex announced that it had signed a definitive agreement to acquire R&B Falcon in an all stock transaction in which common stockholders of R&B Falcon will receive a fixed ratio of 0.5 shares of newly issued Transocean Sedco Forex ordinary shares for each R&B Falcon share.

         Statements regarding the consummation of the acquisition, closing date of the transaction and any other statements that are not historical facts, are forward-looking statements that involve certain risks, uncertainties and assumptions. Transocean Sedco Forex Inc. and R&B Falcon Corporation strongly encourage readers to note that some or all of the assumptions, upon which such forward-looking statements are based, are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. The risks, uncertanties and assumptions relate to matters that include but are not limited to actions or approvals of third parties, delays in the merger, closing conditions not being satisfied and other factors detailed in Transocean Sedco Forex's and R&B Falcon Corporation's filings with the Securities and Exchange Commission (SEC), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated.

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         Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the SEC by Transocean Sedco Forex Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Transocean Sedco Forex Inc. with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free by directing a request to either of the following individuals:

                       Jeffrey L. Chastain
                       Director of Investor Relations and Communications Transocean Sedco Forex Inc.
                       4 Greenway Plaza
                       Houston, Texas 77046
                       Phone: 713 232 7500
                       Fax: 713 232 7031

                       Charles R. Ofner
                       Senior Vice President
                       R&B Falcon Corporation
                       901 Threadneedle
                       Houston, Texas 77079
                       Phone: 281 496 5000
                       Fax: 281 597 7556

         In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of Transocean Sedco Forex shareholders and R&B Falcon shareholders in connection with the proposed merger, and any description of their interests, is available in an SEC filing under
Schedule 14A made by both Transocean Sedco Forex and R&B Falcon on August 21, 2000.

         Transocean Sedco Forex Inc. is the world's largest offshore drilling contractor, with a current equity market capitalization of $11.8 billion. The company's mobile offshore drilling fleet is comprised of 71 rigs, including five newbuilds not yet active. This modern and versatile fleet is located in every major offshore oil and gas drilling region. Transocean Sedco Forex Inc. specializes in technically demanding segments of the offshore drilling business, including industry-leading positions in deepwater and harsh environment drilling services. The company is listed on the New York Stock Exchange under the symbol "RIG."

         R&B Falcon Corporation operates the world's largest fleet of marine-based drilling rigs servicing the international oil and gas industry. Its fleet is composed of 139 drilling units including the industry's largest fleets of barge and jackup rigs, and a fleet of semisubmersibles and drillships which is among the most capable in the world. R&B Falcon also provides turnkey and integrated services and operates mobile production units, internationally based land rigs and an offshore towing business.

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